BROTHERS
TAPHOUSE

“You Just Belong Here”

BROTHERS
TAPHOUSE

- Craft Beer Industry
- Lincoln Community
- Why does Lincoln need Brothers Taphouse
- Marketing Strategy
- Investment Opportunity

BROTHERS
TAPHOUSE

The Craft Beer Industry


Craft Beer
Market
OPPORTUNITIES AND FORECASTS, 2018-2025
Global Craft Beer Market is expected to reach $186,590 million by 2025.
Growing at a CAGR of 8.0% (2018-2025)
CRAFT BEER
© Allied Market Research

Craft Beer is not only growing locally but the global market will be approaching the $200 Billion mark by 2025.

BROTHERS
TAPHOUSE

The Craft Beer Industry


U.S. BEER SALES VOLUME GROWTH 2019
BREWERS ASSOCIATION
OVERALL BEER
-1.6%
191,249,000 BBLS
3.6%
CRAFT
26,086,145 BBLS
1.8%
IMPORT BEER
36,271,786 BBLS
OVERALL BEER MARKET
$116.0 BILLION
CRAFT BEER MARKET
$29.3 BILLION
6% DOLLAR SALES GROWTH
CRAFT
13.6% SHARE
(26,086,145 BBLS)
IMPORT
19.0% SHARE
(36,271,786 BBLS)
OTHER DOMESTIC
67.4% SHARE
(128,890,657 BBLS)
SOURCE: BREWERS ASSOCIATION, BOULDER CO

Domestically, Craft Beer is accelerating its growth and market share.

Out of the $116 Billion dollar Domestic beer market. Craft Beer accounts for $29.3 Billion of that and continuing to gain market share across the country.

BROTHERS
TAPHOUSE

The Craft Beer Industry


58%
OF OVERALL CRAFT BEER MARKET YOUNGER THAN 35
Nielsen Report, XenoPsi, Brewer's Association
MILLENNIALS TRY
5.1
DIFFERENT BRANDS PER MONTH
15%
TRY OVER 10 BRANDS PER MONTH
MILLENNIAL CRAFT BEER MARKET

Who Drinks Craft Beer?

Among other, Millennials!

Millennial Generation currently makes up 22% of the population in the US.

When it comes to craft beer they are not brand specific and are willing to try new brews month in and month out.

The Craft Beer Industry

BROTHERS TAPHOUSE


CALIFORNIA
FIND A BREWERY
STATE LAWS
907
Craft Breweries
(RANKS 1ST)
3.1 Breweries per Capita*
(RANKS 28TH)
*per 100,000 21+ Adults
ECONOMIC IMPACT (2019)
9,661
Million Economic Impact
(RANKS 1ST)
332.88
Impact per Capita
(RANKS 26TH)
PRODUCTION
3,664,080
Barrels of Craft Beer Produced per Year
(RANKS 1ST)
3.9
Gallons per 21+ Adult
(RANKS 14TH)
NUMBER OF CRAFT BREWERIES OPERATING PER YEAR
1,000
500
0
2011 2012 2013 2014 2015 2016 2017 2018 2019

California is by far the leader in the Craft Beer industry with over 900 breweries currently in the state and growing.

Currently the Greater Sacramento Area only has few true Taphouses to be able to showcase all of those amazing breweries.

BROTHERS
TAPHOUSE

Lincoln Community




LINCOLN




SAN JOSE STATE



There is no other place like Lincoln.

BROTHERS
TAPHOUSE

- The moment we moved to Lincoln in 2005 we knew there was no place else we wanted to be. Lincoln was home.
- The Jacobs Family has been a part of the Lincoln community as soon as we got the keys to our house.
- My wife was the First PTC President at Foskett Ranch Elementary School.
- I have coached both Little League and Jr. Zebra Football as well as served as President of the Jr. Zebras for 7 years and I am currently the Vice President for the Fighting Zebras Football Booster Club at Lincoln High School
- Two of my kids have already graduated from Lincoln High with 2 currently attending.
- Lincoln is my home and I couldn't be prouder!

BROTHERS
TAPHOUSE

There is no other place like Lincoln.

- Lincoln provides the small town feel that people long for.
- The sense of community, which lacks in most other areas, thrives here in Lincoln.
- Rapid growth in population with an expectation of services and amenities.
- Current Population is over 48,000 with the average income over $107,000.
- Family and Community focus is a main driving factor along with new home construction for new families to continue to flock to Lincoln.

Why does Lincoln need Brothers Taphouse?

BROTHERS
TAPHOUSE


LINCOLN
Honoring the past...
Embracing the future!




NC
31786
CUB




CITY OF LINCOLN, CALIFORNIA
INCORPORATED AUGUST 18,1890

Brothers Taphouse?

- Lack of venues for social gathering for the purpose of consuming alcohol.
- All are East of Lincoln Blvd
- The Glenmoore, Lakeside, Foskett Ranch, Independence, Creekside Oaks, Lincoln Crossing neighborhoods have all been neglected or underserved.


Infusion Taproom
BROTHERS TAPHOUSE
Citizen Vine
Pouring for the People
SLICE BEER CO
RACEDAY CYCLE & MULTISPORT
at TWELVE BRIDGES
Dillian's Bar & Grill
Dillian's Bar & Grill
GET AXED

Brothers Taphouse

BROTHERS
TAPHOUSE

- Tower Market Center is surrounded by several neighborhoods and has over 10,000 residents and growing within 1 mile and over half the city's population within 3 miles.
- Subway, Karen's Little Café and Via Roma already provide dining options.


SUBWAY
Salon Baroque

Market Analysis

BROTHERS TAPHOUSE


Lincoln Regional Airport
Foskett Regional Park
Joiner Park
Turkey Creek Golf Club
Auburn Ravine Park
Holiday Inn Express & Suites Lincoln-Rosevill...
LINCOLN CROSSING
Dr. Nathan Dubin Park
Coyote Pond Park
McCormick Park
Thunder Valley Casino Resort
NEW HOUSING

Breweries (Goat House, Dueling Dogs)

Slice, Dillian's, House of Oliver

Get Axed (Serves Cans only)

Infusion Tap House

Area of Opportunity
About a 1/3 of Lincoln

BROTHERS
TAPHOUSE

Brothers Taphouse

- Tower Market Center currently has space to accommodate a 2500+ sqft Taphouse.
- Brothers Taphouse would provide a social gathering place for thousands of adults looking for a relaxed environment to enjoy a wide selection of Craft Beer, Cider and Wine without having to travel to the other side of town.
- Easy access from Hwy 65 would also make Brothers Taphouse an easy destination for those seeking a wide selection of drinking options.



Bathroom
Bathroom
Fridge
Bar
Service

Strengths, Weakness, Opportunities and Threats Analysis

BROTHERS TAPHOUSE

Strengths

- Serving an under developed area of Lincoln
- Huge market with little competition within the immediate area
- Teaming up with established and successful Tap Room

Weaknesses

- Starting new
- Upfront costs to build it right from the start

Opportunities

- Huge market area that has been neglected or underserved
- The ending of lock downs will see an influx of people wanting to get out in social environments
- Serving a need that is lacking for the west side of Lincoln

Threats

- Local Competition (negligible due to distance)

Marketing Strategy

BROTHERS
TAPHOUSE

BROTHERS
TAPHOUSE

Marketing Strategy

- Social Media – Instagram, Facebook, Twitter and YouTube
- Instagram – Creating a daily photographic story highlighting individual drafts, cans and bottle offerings
- Facebook – Expands on daily story while being able to engage different communities online
- Twitter – Provide fast updates to changes with new product coming in
- YouTube – Create quick videos describing new products – "Brothers Taphouse Presents"
- Creating overall online presence to attract people both local and at a distance while driving them into Brothers Taphouse.
- Chamber of Commerce E-blast.
- Word of mouth campaign using existing contacts and sphere of influence already in place in Lincoln, Rocklin and Roseville.

BROTHERS
TAPHOUSE

Marketing Strategy

- Social media provides a zero to small cost for reaching out to our target audience.
- Creating a presence online prior to having a grand opening will generate a “buzz” for the business and create anticipation for the opening
- Combining the use of social media, video content, direct mailers and word of mouth will provide a multi-layer canvasing of potential customers increasing traffic and sales at Brothers Taphouse.

Investing in Brothers Taphouse

- Steve Jacobs – Owner/Manager of Brothers Taphouse
- I have 26 years combined experience in customer service, customer support, sales, marketing and leadership.
- I have served on multiple Boards for non-profit organizations for 10 years and counting
- Served 6 years in the US Army Reserves – 7th Psychological Operations Group
- Lives in Lincoln
- Lover of Craft Beer

- Jacob and Andrea Marshall – Owners/Investors of Brothers Taphouse
- Owners of Infusion Taproom
- We have successfully operated Infusion Taproom for over 6 years and continue to do so.
- Lovers of Craft Beer, Wine and Ciders
- Successfully navigated the COVID-19 pandemic keeping their business thriving.
- Advocates for small businesses, bars and restaurants.

BROTHERS
TAPHOUSE

Investing in Brothers Taphouse

- Beer has industry average of being marked up 75-80% per serving when dispensed from a keg.
- Wine has a 70-75% mark up when sold by the glass
- Increased demand for Craft Beer is fueling the rise in production from local breweries.
- Currently 88 craft breweries just in the Sacramento Region and only a few true Taphouses in that same region.
- Craft Beer is predicted to remain strong and grow through 2025(no data available beyond 2025)

BROTHERS
TAPHOUSE

Start Up Costs

- Securing the lease
- Space build out – including bar, Décor, walk in cooler, storage, tap installation and plumbing
- Signage
- Furniture
- Merchandising Refrigerators
- Point of Sales System
- Advertising

- Legal Expenses/Licensing
- Initial Product
- Insurance
- Total required to open - $180,000 - $200,000

BROTHERS TAPHOUSE

Sources of Revenue

- Draft Beer and Cider Sales will be the bulk of the revenue with the average industry mark up around 75-80%
- Can/Bottle sales typically have a mark up between 60-75% but varies depending on the brewery. Cans can be consumed on or off premise(to go sales)
- Wine by the glass has a mark up around 70% - First glass typically covering the cost of the bottle.


Profit Margin By Industry
Average profit margins based on various industries:
(Numbers based on percent [%].)
1. Advertising: 6.04%
2. Alcohol 19.13
3. Computer services: 6.02
4. Agriculture: 3.18
5. Restaurant: 5
6. Trucking and auto: 6.35
7. Construction: 3.99
8. Home furnishings: 6.02
9. Hotel/Casino gaming: 8.06
10. Information services: 12.94
11. Real estate develop.: 17.33
12. Online retail: 2.97
13. Average large-scale corporation: 3
Learn more at: Excelcapmanagement.com/profit-margin-formula/

BROTHERS TAPHOUSE

Monthly Expenses and Revenue

- **Expenses**
- Lease (NNN)
- Advertising
- Maintenance
- Payroll
- Insurance
- Utilities
- Product
- Miscellaneous Expenses
- Monthly Debt Service
- Total Monthly Expenses - **$32,200**

- **Revenues**
- Craft Beer Sales
- Wine Sales
- Can/Bottle Sales
- Total Revenue Monthly- $50,000
- Predicted Monthly Profits of - **$18,000**
- Predicted Annual Profits of - **$220,000**

Design Elements

BROTHERS
TAPHOUSE


BAR

Table Design

BROTHERS
TAPHOUSE







BROTHERS

TAPHOUSE





4' 9 1/4"
6' 2"
20' 3"
4' 5 3/8"
4' 5 5/8"
6' 1 5/8"
49' 4 1/2"
44' 11 5/8"
57' 3 1/4"
4' 2 3/8"
Bathroom
Bathroom
Fridge
Service

BROTHERS
TAPHOUSE

“You Just Belong Here”